EXHIBIT 99.1

Equinox Gold Completes Sale of Brazil Operations for Total Cash Consideration of US$1.015 Billion; Pays Down More than US$800 Million of Debt With Net Debt Reduced to US$150 Million

(All financial figures are in US dollars)

VANCOUVER, British Columbia, Jan. 23, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) completed the previously announced sale of its Aurizona Mine, RDM Mine and Bahia Complex located in Brazil (the “Brazil Operations”) to a subsidiary of the CMOC Group for total consideration of up to $1.015 billion (the “Transaction”). Equinox Gold received cash proceeds of $900 million, before closing adjustments, and will receive a production linked contingent cash payment of up to $115 million on January 23, 2027.

The Company will immediately fully repay its $500 million Term Loan, pay $300 million to extinguish the Sprott Loan and related obligations, and make a payment on its revolving credit facility. This will reduce the Company’s senior debt to approximately $580 million (net debt1 to approximately $150 million) and significantly lower its interest expense.

Darren Hall, Chief Executive Officer of Equinox Gold, stated: “Monetizing the Brazil Operations has streamlined our portfolio and transformed our balance sheet. Equinox Gold is now well established as a leading North America focused gold producer, with greater financial flexibility to self-fund high return, near term organic growth opportunities and consider capital return initiatives. Our development pipeline has the potential to add 450,000 to 550,000 ounces of incremental annual gold production in the coming years. With a strengthened balance sheet and 2026 consolidated gold production guidance of 700,000 to 800,000 ounces providing robust cash flow generation, we are well positioned to deliver stronger per-share value for our shareholders.”

The Transaction was completed through the sale of the issued and outstanding shares of certain non-Brazilian wholly owned subsidiaries of the Company that indirectly owned the Brazil Operations.

ABOUT EQUINOX GOLD
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

EQUINOX GOLD CONTACT
Ryan King
EVP Capital Markets T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Note:
1 Cash as at December 31, 2025 of $430 million; excludes in-the-money convertible notes.

Cautionary Notes & Forward-Looking Statements
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information Forward-looking Information in this news release includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; realization of the contingent cash consideration; expectations for Greenstone and Valentine operations, including achieving design capacity, anticipated production and cost guidance; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; and the Company’s ability to improve cash flow and continue to reduce debt. Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “deliver”, “execute” and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone and Valentine operations; timely receipt of Castle Mountain permits and completion of Castle Mountain Phase 2; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect. Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include changes in laws, regulations and government practices; and other risks and uncertainties described in the section “Risk Factors” in the Company’s MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section “Risk Factors” in Calibre Mining’s MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.